AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

S S G I, INC.

Pursuant to Section 607.1007 of the Florida Business Corporation Act, the undersigned, President of S S G I, INC., a Florida corporation (the “Corporation”), hereby executes and submits for filing with the Department of State, State of Florida, these Amended and Restated Articles of Incorporation, to read as follows:

ARTICLE I — NAME AND ADDRESS

The name of this Corporation is S S G I, Inc.  The address of the principal office and the mailing address of this Corporation is 8120 Belvedere Road, Suite 4, West Palm Beach, Florida 33411.

ARTICLE II — PURPOSE

This Corporation is organized for the purpose of transacting any and all lawful business.

ARTICLE III — CAPITAL STOCK

The aggregate number of shares of capital stock which this Corporation shall have authority to issue is One Hundred Million (100,000,000), all of which shall be common stock, par value $0.001 per share (the “Common Stock”). The Board of Directors shall fix the consideration to be received for each share of Common Stock.  Such consideration shall consist of any tangible or intangible property or benefit to this Corporation, including cash, promissory notes, services performed or securities of other corporations or entities and shall have a value, in the judgment of the Board of Directors, equivalent to or greater than the full par value of the shares.  In the case of a stock dividend, that part of the surplus of the Corporation which is transferred to stated capital upon the issuance of shares as a share dividend shall be deemed to be the consideration for their issuance.  No shares of Common Stock shall have any preemptive right or preferential right to subscribe to or purchase any shares of any class of stock of the Corporation or any right to subscribe to or purchase thereof.

ARTICLE IV — BYLAWS

The power to alter, amend or repeal the Bylaws shall be vested in each of the Board of Directors and the shareholders of this Corporation.

ARTICLE V — INDEMNIFICATION

This Corporation shall indemnify any officer or director, or any former officer or director of this Corporation, to the fullest extent permitted by law. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law or which he may be lawfully granted.

ARTICLE VI — CONTRACTS

No contract or other transaction between this Corporation and any person, firm or entity shall be affected by the fact that any officer or director of this Corporation is such other party or is, or at some time in the future becomes, an officer, director or partner of such other contracting party, or has now or hereafter a direct or indirect interest in such contract.

ARTICLE VII — AMENDMENT

This Corporation reserves to its shareholders the right to amend or repeal any provisions now or hereafter contained in these Amended and Restated Articles of Incorporation.  Any rights which these Amended and Restated Articles of Incorporation may confer upon this Corporation may be modified or cancelled by a vote of the holders of stock representing a majority of the votes entitled to be cast thereon to amend or repeal said Amended and Restated Articles of Incorporation.

The foregoing Amended and Restated Articles of Incorporation were duly adopted and approved by the Board of Directors by unanimous written consent dated April 6, 2009, and by the shareholders of the Corporation at a meeting of shareholders held on April 22, 2009.

IN WITNESS WHEREOF, the undersigned President of the Corporation has executed these Amended and Restated Articles of Incorporation in his capacity as such this 22nd day of April, 2009.

SSGI, INC.

By:
Ryan Seddon, President